GALIANO GOLD ANNOUNCES DISCOVERY OF

NEW HIGH-GRADE ZONE AT ABORE

WITH INTERCEPT OF 50m @ 3.2 g/t Au

& RESULTS OF INFILL DRILLING PROGRAM

Vancouver, British Columbia, May 5, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to provide an update on the 2025 drilling results at the Abore deposit, following the completion of a planned infill programme. Abore is one of the cornerstone deposits at the Asanko Gold Mine ("AGM"), located in Ghana, West Africa, and is currently being mined by the Company. Highlights of the infill programme include the discovery of a new high-grade zone immediately below the designed Mineral Reserve pit shell at the Abore Main pit and multiple high-grade intercepts surrounding the known Abore South pit high-grade zone.

The 2025 Abore infill drilling programme, consisting of 26 holes totalling 5,543 metres ("m"), had primary objectives to:

  increase confidence in the existing Mineral Reserve model, focusing on areas throughout the known high-grade zone at Abore South; and
  test for continuations of mineralization below the existing Mineral Reserve pit shell design.

A newly discovered zone of high-grade mineralization, highlighted by hole ABPC25-346: 50m @ 3.2 grams per tonne ("g/t") gold ("Au") from 100m, was intercepted immediately below the current Mineral Reserve pit design at the southern end of the Abore Main pit. This result provides exciting new targets, along with critical geological and structural information, to guide future drilling aimed at proving further continuations of mineralization at depth.

Drilling in and around the Abore South pit high-grade zone yielded multiple high-grade intervals matching or exceeding the predictions of the Mineral Resource model. These results strengthen confidence in this key portion of the Mineral Reserve, which hosts some of the highest-grade material throughout all of the AGM's tenements. The drilling program examined areas both within the existing Mineral Reserve pit design and directly beneath it, confirming that mineralization continues uninterrupted and extends beyond the current Mineral Reserve boundaries at Abore South.

Highlights of intercepts at Abore South include (all diamond core samples):

  Hole ABPC25-315: 34 meters @ 12.0 g/t Au from 192m and 11 meters @ 7.2 g/t Au from 239m
  Hole ABPC25-316: 27 meters @ 6.7 g/t Au from 183m
  Hole ABPC25-317: 41 meters @ 3.0 g/t Au from 202m
  Hole ABPC25-324: 27 meters @ 2.9 g/t Au from 232m
  Hole ABPC25-325: 38 metres @ 6.7 g/t Au from 195m
  Hole ABPC25-328: 29 meters @ 3.8 g/t Au from 232m
  Hole ABPC25-329: 23 meters @ 3.1 g/t Au from 120m

High-grade zones throughout the Abore deposit, including this newly discovered zone, display consistent characteristics, with mineralization hosted primarily within the Abore granite, characterized by significant hydrothermal alteration along with high density quartz veining, intense localized brecciation, disseminated arsenopyrite and visible gold.

"The identification of a new high-grade zone beneath Abore Main and the extensions that have grown the Abore South high-grade zone from 90 meters to 180 meters long, underscore the substantial growth potential at Abore," said Chris Pettman, Galiano's Vice President of Exploration. "Mineralization remains open at depth throughout the entire 1,600m strike length, with these latest findings suggesting the Abore mineralizing system may be considerably more extensive than previously understood."

Matt Badylak, Galiano's President and CEO stated, "These results at Abore validate the robust mineralization within our current open pit reserve, while demonstrating strong potential for transitioning to a higher-grade underground operation through ongoing exploration along strike and at depth. Establishing our first underground resource at the AGM is a strategic priority for 2025. These latest findings position Abore, alongside Nkran, as promising targets for underground mine life extension and a potential source of high-grade mill feed in the future."

Background

Abore is located approximately 13 kilometres north of the AGM's processing plant, directly along the haul road, and has current Measured and Indicated Resources of 638,000 ounces @ 1.24 g/t Au and Inferred Resources of 78,000 ounces @ 1.17 g/t Au, as published in the Company's most recent Mineral Reserve and Mineral Resource update effective December 31, 2024 (see press release "Galiano Gold Announces 2025 Guidance And Provides Mineral Reserve And Mineral Resource Update" dated January 28, 2025).

The Abore deposit sits along the Esaase shear corridor, which also hosts the Esaase deposit, and forms part of the northeast striking Asankrangwa gold belt. The geology of Abore is characterized by a sedimentary sequence composed primarily of siltstones, shales and thickly bedded sandstones that has been intruded by a granite, which lies parallel to the shear and dipping steeply to the northwest. The majority of mineralization is constrained to the granite, hosted in west dipping quartz vein arrays developed primarily along the western margin of the granite/sediment contact.

Figure 1: Plan map showing 2025 drill traces and highlighted intercepts from 2025 drilling at the Abore deposit.

Figure 2: Zoomed in plan map of Abore South pit showing collar locations and highlighted intercepts from 2025 drilling and new extent of South Pit high-grade zone.

Figure 3: Cross section B-B1 showing current Abore Mineral Resource block model and newly discovered high-grade zone below the current Mineral Reserve pit design in hole ABPC25-346 at the south end of Abore Main pit.

Figure 4: Cross section C-C1 showing high grade intercepts below the Mineral Reserve pit design demonstrating the northern extension of the known high-grade zone at Abore South pit in holes ABPC25-316 and ABPC25-328.

Figure 5: Cross section D-D1 showing high grade extension in hole ABPC25-324 below the Mineral Reserve pit design at the known Abore South high-grade zone.

Figure 6: Cross section E-E1 showing infill hole ABPC25-314 drilled within the known high-grade zone at Abore South pit showing continuation of high grades seen here off section.

Figure 7: Cross section F-F1 showing infill ABPC25-317 within the known high-grade zone at Abore South.

Figure 8: Cross Section G-G1 showing infill holes ABPC25-315 and ABPC25-319 within the known high-grade zone at Abore South.

Figure 9: Cross Section H-H1 showing hole ABPC25-325, which extended the southern strike extent of the known high-grade zone at Abore South.

Figure 10: Cross section A-A1 showing high-grade intercept extending below the Mineral Reserve pit design at the Abore North northern pit in hole ABPC25-329.

Figure 11: Long section through the Abore deposit showing Gram Meter contours of Au intercepts with highlighted 2025 intercepts.

Table 1: 2025 Abore drilling intercepts table1,2

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
ABPC23-224	191.0	236.0	45.0	12.44	45.0m @ 12.44
ABDD25-331	7.6	12.6	5.0	2.24	5.0m @ 2.24 g/t
ABDD25-331	47.0	54.0	7.0	0.95	7.0m @ 0.95 g/t
ABDD25-331	118.3	124.0	5.7	0.34	5.70m @ 0.34 g/t
ABDD25-331	137.0	144.0	7.0	0.42	7.0m @ 0.42 g/t
ABDD25-340	61	70	9	0.72	9.0m @ 0.72 g/t
ABPC25-314	186.4	233	46.6	4.12	46.60m @ 4.12 g/t

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
ABPC25-315	192	226	34	12	34.0m @ 12.0 g/t
ABPC25-315	239.4	250.2	10.8	7.24	10.80m @ 7.24 g/t
ABPC25-316	182.7	210	27.3	6.7	27.30m @ 6.70 g/t
ABPC25-316	215	220	5	0.42	5.0m @ 0.42 g/t
ABPC25-316	231.7	235.5	3.8	1.17	3.80m @ 1.17 g/t
ABPC25-317	202.5	244	41.5	2.96	41.50m @ 2.96 g/t
ABPC25-319	65	68.9	3.9	1.71	3.90m @ 1.71 g/t
ABPC25-319	84	95	11	0.68	11.0m @ 0.68 g/t
ABPC25-319	132	135	3	1.54	3.0m @ 1.54 g/t
ABPC25-322	59	70	11	0.91	11.0m @ 0.91 g/t
ABPC25-322	119	122.2	3.2	1.62	3.20m @ 1.62 g/t
ABPC25-323	89	97.4	8.4	0.88	8.40m @ 0.88 g/t
ABPC25-323	134	137	3	0.79	3.0m @ 0.79 g/t
ABPC25-324	232.2	259.3	27.1	2.86	27.10m @ 2.86 g/t
ABPC25-325	194.7	233	38.3	6.7	38.30m @ 6.70 g/t
ABPC25-326	182.83	188	5.17	2.07	5.17m @ 2.07 g/t
ABPC25-326	193.54	201	7.46	0.8	7.46m @ 0.80 g/t
ABPC25-326	207	215	8	0.71	8.0m @ 0.71 g/t
ABPC25-327	67	75	8	0.43	8.0m @ 0.43 g/t
ABPC25-327	87	94	7	4.19	7.0m @ 4.19 g/t
ABPC25-327	105	108	3	2.92	3.0m @ 2.92 g/t
ABPC25-328	232	260.7	28.7	3.84	28.70m @ 3.84 g/t
ABPC25-329	109.9	116	6.1	2.33	6.10m @ 2.33 g/t
ABPC25-329	120	143	23	3.13	23.0m @ 3.13 g/t
ABPC25-329	154	157	3	5.81	3.0m @ 5.81 g/t
ABPC25-333	102	108	6	0.67	6.0m @ 0.67 g/t
ABPC25-333	117	123	6	2.78	6.0m @ 2.78 g/t
ABPC25-334	131.8	139.4	7.6	0.57	7.60m @ 0.57 g/t
ABPC25-336	64	70	6	0.65	6.0m @ 0.65 g/t
ABPC25-342	63	71	8	0.65	8.0m @ 0.65 g/t
ABPC25-342	75	81	6	0.93	6.0m @ 0.93 g/t
ABPC25-342	135.2	139	3.8	1.54	3.80m @ 1.54 g/t
ABPC25-344	96.8	102	5.2	0.74	5.20m @ 0.74 g/t
ABPC25-344	109	119	10	0.39	10.0m @ 0.39 g/t
ABPC25-344	139	144	5	0.69	5.0m @ 0.69 g/t
ABPC25-345	61.6	78.5	16.9	0.59	16.90m @ 0.59 g/t
ABPC25-345	142.2	150	7.8	1.47	7.80m @ 1.47 g/t
ABPC25-346	100	150	50	3.15	50.0m @ 3.15 g/t
ABRC25-338	67	78	11	0.85	11.0m @ 0.85 g/t
ABRC25-338	132	139	7	0.79	7.0m @ 0.79 g/t

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Intercept Description
ABRC25-348	109	113	4	0.45	4.0m @ 0.45 g/t
ABRC25-348	117	124	7	1.43	7.0m @ 1.43 g/t
ABRC25-348	138	149	11	1.33	11.0m @ 1.33 g/t
ABRC25-348	153	161	8	0.6	8.0m @ 0.60 g/t
ABRC25-348	169	175	6	0.89	6.0m @ 0.89 g/t

Notes:

1. Intervals reported are hole lengths with true width estimated to be 80%-95%, with the exception of those drilled at steeper angles which may be estimated at 65% - 80%.

2. Intervals are not top cut and are calculated with the assumptions of >0.5 g/t and <3m of internal waste.

Qualified Person and QA/QC

Chris Pettman, P. Geo, Vice President Exploration of Galiano, is a Qualified Person as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects, and has supervised the preparation of the scientific and technical information that forms the basis for this news release. Mr. Pettman is responsible for all aspects of the work, including the Data Verification and Quality Control/Quality Assurance programs and has verified the data disclosed, by reviewing all data and supervising its compilation. There are no known factors that could materially affect the reliability of data collected and verified under his supervision. No quality assurance/quality control issues have been identified to date. Mr. Pettman is not independent of Galiano.

Certified Reference Materials and Blanks are inserted by Galiano into the sample stream at the rate of 1:14 samples. Field duplicates are collected at the rate of 1:30 samples. All samples have been analysed by Intertek Minerals Ltd. ("Intertek") in Tarkwa, Ghana with standard preparation methods and 50g fire assay with atomic absorption finish. Intertek does its own introduction of QA/QC samples into the sample stream and reports them to Galiano for double checking. Higher grade samples are re-analysed from pulp or reject material or both. Intertek is an international company operating in 100 countries and is independent of Galiano. It provides testing for a wide range of industries including the mining, metals, and oil sectors.

Contact Information

Krista Muhr

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-239-0446

Email: info@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company operates and manages the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to statements regarding the Company's expectations and timing with respect to current and planned drilling programs at Abore, and the results thereof; the potential to optimize and/or expand the Abore Reserve pit and the resulting impact on mineral reserves and ore delivery; the Company's belief in the potential of Abore; and the Company's plans to update the mineral resources and mineral reserves and timing of release of production and cost guidance. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: development plans and capital expenditures; the price of gold will not decline significantly or for a protracted period of time; the accuracy of the estimates and assumptions underlying mineral reserve and mineral resource estimates; the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions; the global financial markets and general economic conditions will be stable and prosperous in the future; the ability of the Company to comply with applicable governmental regulations and standards; the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana; the success of the Company in implementing its development strategies and achieving its business objectives; the Company will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations; and the key personnel of the Company will continue their employment.

The foregoing list of assumptions cannot be considered exhaustive.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: mineral reserve and mineral resource estimates may change and may prove to be inaccurate; metallurgical recoveries may not be economically viable; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; inflationary pressures and the effects thereof; the AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's mineral properties may experience a loss of ore due to illegal mining activities; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of the common shares of the Company; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; recoveries may be lower in the future and have a negative impact on the Company's financial results; the lower recoveries may persist and be detrimental to the AGM and the Company; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; geotechnical risks associated with the design and operation of a mine and related civil structures; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; risks associated with establishing new mining operations; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; the Company's shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; risks relating to credit rating downgrades; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; risks related to information systems security threats; non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; risks associated with changes in reporting standards; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions; the Company's common shares may experience price and trading volume volatility; the Company has never paid dividends and does not expect to do so in the foreseeable future; the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and the risk factors described under the heading "Risk Factors" in the Company's Annual Information Form.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.